

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Marc Urbach
President and Chief Financial Officer
YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York 10003

>   **Re: You On Demand Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed February 6, 2014**
>   **File No. 333-193786**

Dear Mr. Urbach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering for resale up to 16,181,479 shares of common stock and that your chief executive officer, an entity affiliated with your executive chairman and certain of your other officers are among the selling stockholders. Given the amount of shares being offered and the nature of the selling stockholders, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. Please provide us with a detailed legal analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Business, page 1

2. Please provide an organizational chart.

Selling Stockholders, page 3

3. Please disclose the conversion price and ratio for the Series E Preferred Stock.

4. Please tell us the aggregate shares of common stock held by non-affiliates prior to this offering.

5. Please revise your selling stockholders table as follows:

- Revise to provide a footnote clarifying that the column "Beneficial Ownership Before the Offering" assumes that each selling stockholder has converted its Series E Preferred Stock into common stock;

- Please revise to disclose the percentage ownership of each selling stockholder prior to the offering assuming that such shareholder has converted its Series E Preferred Stock into common stock;

- Please revise footnote 2 to specify whether this percentage assumes that all of the shares being offered pursuant to this registration statement are issued and outstanding, if not please provide a column that provides the percentage held by each selling stockholder following the offering assuming all shares of Series E Preferred Stock have been converted to common stock; and

- Please revise footnote 3 to disclose the voting rights of the Series A Preferred Stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director